Exhibit 99.1

EDAP Announces FDA Clearance of its Ablatherm-Fusion® device

LYON, France, October 4, 2017 -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, today announced FDA approval of its Ablatherm-Fusion device enabling a more precise method for targeting of diagnosed areas within the prostate.

Marc Oczachowski, Chief Executive Officer of EDAP TMS, commented: "We are very pleased with the expedient clearance of our Ablatherm-Fusion following our 510(k) application on July 31; as anticipated the review process was straightforward. This project confirms EDAP’s ability to efficiently upgrade its product offering to answer market demand.”

Marc Oczachowski added: "This innovative next generation of Ablatherm device merges MRI, 3D biopsy maps and ultrasound images to facilitate the targeting of areas to be ablated. This will improve Ablatherm’s ability to perform efficient Focal Ablation of prostate tissue. Our sales team will immediately begin marketing the Ablatherm-Fusion to new users and to current Ablatherm users who may wish to upgrade their existing device."

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) for prostate tissue ablation in the U.S. and for treatment of localized prostate cancer in the rest of the world. HIFU treatment is shown to be a minimally invasive and effective option for prostatic tissue ablation with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada, and has received 510(k) clearance by the U.S. FDA. Ablatherm Fusion is FDA cleared. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA cleared. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters' range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com , and http://www.hifu-prostate.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

Investor Contact

CG CAPITAL
Rich Cockrell
877.889.1972
investorrelations@cg.capital

Company Contact

Blandine Confort

Investor Relations / Legal Affairs EDAP TMS SA

+33 4 72 15 31 50

bconfort@edap-tms.com